Exhibit 99.1


ASML Speeds Production of More Sophisticated Chips

New Tool Shrinks Printing on Chips to 80 Nanometers


VELDHOVEN, The Netherlands, November 20, 2002 - ASML Holding NV (ASML) today announced a new system that enables semiconductor manufacturers to achieve greater yield of more sophisticated chips. Called the TWINSCAN(tm) AT:1200B(tm) Step & Scan System, this new addition to ASML's product line is slated for delivery in mid-2003. It provides the following benefits to customers:

     o Printing more sophisticated chips due to a reduced resolution of 80 nanometers. At 80 nanometers, approximately 3,000 features would fit along the edge of a salt crystal
     o Allowing for additional shrink without transferring to new wavelengths due to 193 nanometer technology
     o Processing multiple wafers simultaneously due to the TWINSCAN dual-stage system
     o Increasing productivity due to printing more chips per wafer, especially with the use of 300-millimeter wafers

Industry estimates indicate that 15 300-millimeter fabs will be operational worldwide by the end of this year. The number may reach 40 by the end of 2007, with a combined capacity of 800,000 wafers per month.

"Chipmakers may invest as much as US$ 2.5 billion in a fab that operates on 300-millimeter technology. The return on investment needs to be achieved as quickly as possible," said Doug Dunn, president and CEO, ASML. "This new lithography system reads like a case study for business success: more sophisticated chip design plus higher volume manufacturing equals greater potential profitability for ASML customers."


About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In the first half of 2002, the company reported net sales of EUR 823 million. ASML employs approximately 6,800 people in 50 locations throughout the world. For more information, visit: www.asml.com.